                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                EMUSIC.COM INC.
                       (Name of Subject Company (Issuer))

                     UNIVERSAL ACQUISITION CORP. (OFFEROR)
                  UNIVERSAL MUSIC GROUP, INC. (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   292476108
                     (CUSIP Number of Class of Securities)

                                ---------------

                                LAWRENCE KENSWIL
                                PRESIDENT, ELABS
                             UNIVERSAL MUSIC GROUP
                        2220 COLORADO AVENUE, 6TH FLOOR
                        SANTA MONICA, CALIFORNIA  90404
                           TELEPHONE:  (310) 865-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                   COPY TO:
                             RUTH E. FISHER, ESQ.
                             KEVIN S. MASUDA, ESQ.
                          MUNGER, TOLLES & OLSON LLP
                            355 SOUTH GRAND AVENUE
                        LOS ANGELES, CALIFORNIA  90071
                          TELEPHONE:  (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

     $36,364,204                                                   $7,273

--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 43,202,110 shares of the outstanding common stock, par value $0.001 per share, of the Subject Company (the "Subject Company Stock"), (ii) 13,203,224 shares of Subject Company Stock issuable upon the exercise of outstanding options, and (iii) 7,391,514 shares of Subject Company Stock issuable upon the exercise of outstanding warrants, each at an offer price of $0.57 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.

Form or Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                               Page 2 of 6 Pages
                        Exhibit Index begins on Page 6
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This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by
Universal Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Universal Music Group, Inc., a California corporation ("Parent"), and by Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of EMusic.com Inc., a Delaware corporation (the "Company"), at a purchase price of $0.57 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The Agreement and Plan of Merger, dated as of April 6, 2001, among the Company, Purchaser, and Parent, a copy of which is attached as Exhibit
(d)(1) hereto, and the Stockholders Agreement, dated as of April 6, 2001, among Parent, Purchaser and certain current and former directors and officers of the Company, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

None of Parent, Purchaser nor, to their knowledge, any of the persons listed on
Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase, dated April 20, 2001.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Text of joint press release issued by Parent and the Company, dated April 9, 2001 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on April 9, 2001).

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8) Form of summary advertisement, dated April 20, 2001.

                               Page 3 of 6 Pages
                        Exhibit Index begins on Page 6

(b)    None.

(c)    Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of April 6, 2001, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed with the Securities and Exchange Commission by Parent, Purchaser and Vivendi Universal on April 16, 2001).

(d)(2) Stockholders Agreement, dated as of April 6, 2001, among Parent, Purchaser and certain current and former directors and officers of the Company (incorporated herein by reference to Exhibit 3 of the Schedule 13D filed with the Securities and Exchange Commission by Parent, Purchaser and Vivendi Universal on April 16, 2001).

(e)    Not applicable.

(f)    Not applicable.

(g)    None.

(h)    None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                               Page 4 of 6 Pages
                        Exhibit Index begins on Page 6

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    UNIVERSAL ACQUISITION CORP.


                                    By  /s/ Michael Ostroff
                                    ____________________________________
                                    Name:  Michael Ostroff
                                    Title:  Executive Vice President



                                    UNIVERSAL MUSIC GROUP, INC.


                                    By  /s/ Michael Ostroff
                                    ____________________________________
                                    Name:  Michael Ostroff
                                    Title:  Executive Vice President


Dated:  April 20, 2001

                               Page 5 of 6 Pages
                        Exhibit Index begins on Page 6

                                 EXHIBIT INDEX

(a)(1) Offer to Purchase, dated April 20, 2001.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Text of joint press release issued by Parent and the Company, dated April 9, 2001 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on April 9, 2001).

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8) Form of summary advertisement, dated April 20, 2001.

(d)(1) Agreement and Plan of Merger, dated as of April 6, 2001, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed with the Securities and Exchange Commission by Parent, Purchaser and Vivendi Universal on April 16, 2001).

(d)(2) Stockholders Agreement, dated as of April 6, 2001, among Parent, Purchaser and certain current and former directors and officers of the Company (incorporated herein by reference to Exhibit 3 of the Schedule 13D filed with the Securities and Exchange Commission by Parent, Purchaser and Vivendi Universal on April 16, 2001).


                               Page 6 of 6 Pages
                        Exhibit Index begins on Page 6